Exhibit 99.1

Press release

Biophytis Strengthens its Management Team
with the Appointment of its Chief Business Officer

Paris (France) and Cambridge (Massachusetts, USA), September 14, 2023 – 07:00 am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis»), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today announced the strengthening of its management team with the appointment of Edouard Bieth as Chief Business Officer and member of the Executive Committee.

Stanislas Veillet, Chief Executive Officer of Biophytis, stated: "Over the past two years, Biophytis has made significant progress in the development of its key asset Sarconeos (BIO101). Our COVA programme in severe forms of COVID-19 has demonstrated its efficacy in a phase 2/3 study and we are currently discussing the next steps with the regulatory authorities, in particular the implementation of early access for patients in France and Brazil. Meanwhile, our SARA programme in sarcopenia has obtained authorization to start a phase 3 trial in the United States and Belgium. In this context, the arrival of Edouard Bieth as Chief Business Officer is a key element in accelerating the availability of our drug candidates. He will lead our market access and commercialisation strategy and will be responsible for establishing partnerships with a view to co-development and licensing agreements for our two key programmes. I am delighted to welcome him to the team, who will benefit from his experience and extensive knowledge of the pharma/biotech ecosystem.”

A recognised industry leader with over 18 years' experience in the pharmaceutical industry, Edouard Bieth has held a number of senior management positions and has developed strong expertise in market access and sales and marketing strategy, both globally and locally. He will be a member of the Executive Committee and will report directly to Stanislas Veillet, Chairman and CEO of Biophytis. Most recently Edouard spent 6 years as General Manager France & BeNeLux of Tillotts Pharma's commercial subsidiary. During his career, Edouard has also worked for various industry players, including AstraZeneca, Servier and Menarini. He has a Master's degree in biology and pharmacology of ageing and trained in sales and marketing strategy at HEC Paris and in finance at the London Business School.

Biophytis has also appointed Claudia Ferreira as Medical Director, reporting to Rob Van Manen, Chief Medical Officer, to strengthen links with the medical community and unite experts around our development programmes, which address major unmet medical needs in severe age-related diseases.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project), enabling the preparation of conditional marketing authorization (CMA) applications in Europe and Emergency Use Authorization (EUA) applications in the United States. A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

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Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company's 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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